Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	15:49 01-Mar-06

RNS Number:1482Z
Wolseley PLC
01 March 2006

Block Listing Six-Monthly Return

1 Name of company:

Wolseley plc

2 Name of Scheme:

Employee Savings Related Share Option Scheme 1981

3 Period of Return – From:

1 September 2005

To:

28 February 2006

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

427,724 ordinary 25p shares

5 Number of shares issued/allotted under scheme during period:

10,894

6 Balance under scheme not yet issued/allotted under scheme at end of period:

916,830*

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

500,000 Ordinary 25p shares listed on 11.10.2000 ref RA/0005-0001 (utilised)

100,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)

900,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)

1,000,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012 (utilised)

600,000 Ordinary 25p shares listed on 01.10.2004 ref Wolseley plc/0-976-402

*500,000 Ordinary 25p shares listed on 30.09.2005 ref Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

595,182,856

Contact name for queries:

M J White

Contact telephone number:

0118 929 8700

Contact address:

Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA

Name of person making return:

M J White

Position of person making return:

Group Company Secretary & Counsel

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END